Yukon-Nevada Gold Corp.
Management Discussion and Analysis
For the three-month period ending March 31, 2008
(in 000s of US Dollars except for per ounce numbers, unless otherwise stated)

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of May 9, 2008, and is intended to supplement and complement the Company’s interim consolidated financial statements for the three month period ending March 31, 2008. The MD&A is prepared to conform to National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2007 for additional details, which are available on the Company’s website www.yukon-nevadagold.com and on www.sedar.com. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at the date of writing the Company had 185,320,430 shares outstanding.

OVERALL PERFORMANCE

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

The largest single factor in determining profitability and cash flow from the Company’s operations is the price of gold. The average market price of gold during the year 2007 was $680 per ounce, ranging in price from a low of $US610 per troy ounce to a high of $US834 per troy ounce. The average market price of gold during Q1 2008 was $925 per troy ounce, with a range from $847 to $1,011 per troy ounce. The Company does not hedge its production of gold produced from its own ore but does sell gold forward to protect its profits from the production of gold from ore purchased from third parties.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars. Yukon-Nevada has its operations in the U.S. and Canada. Therefore, movements in the exchange rate between the currencies of these countries have an impact on profitability.

Although the pressure of rising development and operating costs with respect to labor, energy and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Yukon-Nevada Gold continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improving on the efficient use of materials and supplies.

There is a shortage of skilled labor in the industry at the present time, and the need to address this concern is a constant for both our production and exploration activities. The corporate culture at Jerritt Canyon has historically acted as a buffer against this shortage and we continue to promote activities and attitudes that enhance this effect. The safety of our workforce continues to be an important focus of senior management, operational management and the workforce as a whole. The Company initiated the formation of a “spousal and partners” safety committee at its Jerritt Canyon operation during this quarter and expects this to contribute to the overall safety of the work force at Jerritt canyon. Compliance with environmental regulations and regulatory authorities is seen as key to the way the Company intends to carry out its business.

Jerritt Canyon

During this quarter the following important developments occurred at the Jerritt Canyon mine site:

  The mill was shut down for an extended safety, care and maintenance cycle to deal with the effects of a lack of focus in these areas over the last five or more years.
  The mines underwent a sustained program of safety, care and maintenance for similar reasons.
  Key operational management personnel were replaced in both the mine and mill and a new operational structure initiated.
  Key safety, environmental and operational personnel were empowered.
  A new safety committee, the spousal and partners safety committee, was initiated.
  Planning for increased drying capacity is ongoing.
  Planning for increased dry grinding capacity is ongoing.
  Weather protection of the ore storage areas is being completed.

It is intended to combine the drying and dry grinding circuits and to this end a double rotator grinding mill is presently being sourced. The acquisition and installation of such a circuit will reduce propane consumption and allow for a more efficient use of labor in these areas.

The effects of the near mine exploration and increased underground development are not expected to have a significant impact on the bottom line for at least another twelve months.

The Company has plans to increase production of gold from its own mines by increasing the grade and tonnages of its own mined ore. The recent success of its near mine exploration has put renewed emphasis on the necessity and advantage of focusing the majority of our exploration expenditures in these areas.

The Company took delivery of new underground production equipment during Q1 2008, with additional equipment delivered early in Q2 2008.

The production of ore from Starvation Canyon is being advanced so that we will start receiving ore from this source in 2009 instead of 2010.

Operating Highlights

Q1 2008
Gold - produced from mined ore (troy ounces)	8,055
Gold – produced from purchased ore (troy ounces)	6,236
Gold – sold from mined ore (troy ounces)	14,890
Gold – sold from purchased ore (troy ounces)	10,700
Gold – produced - total (troy ounces)	14,291
Gold – sold - total (troy ounces)	25,590
Gold sales	$21,789
Cost of gold sold	$22,408
Mine and mill shutdown costs	$4,360
Depreciation, depletion & amortization	$3,361
Accretion	$532
Earnings (loss) from mine operations	$(8,872)
Cash provided by (used in) by operations before change in non-cash working capital	$(5,475)
Average executed gold price per ounce - produced from mined ore (a)	$906
Cash cost per ounce produced (b)	$881

(a) Executed price per ounce differs slightly from what was realized in the financial statements. As it usually takes approximately 20 days from the date of shipment of gold from Jerritt Canyon until it has been refined to a marketable level of purity by the external refinery, the average price agreed upon for shipments in a time period is referred to as “executed gold price”. This facilitates a comparison of price the Company was able to sell gold to the average price during a given timeframe.

(b) Cash cost per ounce from mined ore is a non-GAAP financial measure. The Company calculates cash cost as the total cost of producing an ounce of gold in the period, which differs from cost of sales which matches the cost of gold sold to the gold sales in the period. Cash cost per ounce does not include the cost attributable to third party ore purchases or depletion, depreciation and amortization. See “Non-GAAP financial measures” section of this MD&A for a reconciliation of cash cost per ounce to cost of sales.

Ketza River

Drilling at Ketza River project in Q1 2008 focused on geotechnical work for the design of the walls in the four proposed open pits. Numerous encouraging exploration targets remain untested throughout the project area, including several which would represent step outs or extensions from currently identified resources.

Silver Valley

No work was carried out on the Silver Valley property in the first quarter of 2008.

Yukon-Shaanxi

The formation of the joint venture company Yukon-Shaanxi was advanced by the completion of banking documents and the receipt of funds from NWME ($C1.5M) and Yukon-Nevada Gold Corp. ($C1.5M) . An option agreement to acquire 298 claims, in the Mount Nansen area of the Yukon, was signed and an exploration program for this summer for this property has been agreed upon.

Yukon-Shaanxi is not reflected in the Company’s accounts as of March 31, 2008 as Yukon-Nevada Gold had yet to advance the aforementioned $C 1.5M to the joint venture. The funds were advanced early in Q2 2008 and Yukon-Shaanxi will be reflected in the Company’s accounts by proportionately consolidating the accounts of this joint-venture.

SUMMARY OF QUARTERLY RESULTS

	Q1 2008	Q4 007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Gold Sales	$ 21,789	$ 38,224	$ 26,236	NA	NA	NA	NA	NA
Cost of gold sold	22,408	28,535	18,757	NA	NA	NA	NA	NA
Gross margin - gold sales	(619)	9,689	7,479	NA	NA	NA	NA	NA
Earnings (loss) from mine operations	(8,872)	7,304	3,248	(926)	NA	NA	NA	NA
Net earnings (loss)	(8,884)	2,404	547	(2,490)	(2,360)	(404)	(224)	(203)
Earnings (loss) per share - basic	$ (0.05)	$ 0.01	$ 0.00	$ (0.03)	$ (0.04)	$ (0.01)	$ (0.00)	$ (0.00)
Weighted average # of shares outstanding	175,205,957	174,845,767	169,622,435	78,893,333	60,590,466	58,857,710	56,710,213	50,874,682
Cash and cash equivalents	17,620	41,104	48,759	67,122	8,120	4,342	5,365	5,356
Total assets	$ 280,500	$ 296,167	$ 268,279	$ 268,198	$ 36,029	$ 31,912	$ 28,805	$ 28,175

RESULTS OF OPERATIONS

During Q1 2008, the Company shut-down mining and processing operations in Jerritt Canyon to address infrastructure and safety concerns both in the mill and in the Smith and SSX underground mines. The cessation of operations began on February 22, 2008 and was completed toward the end of April 2008 for the mill and the SSX underground mine. The Smith mine resumed commercial mining operations in early May 2008.

The shutdown of mining and milling operations on February 22 resulted in no production of gold from this date to the end of Q1 2008. The Company shipped its first gold production subsequent to the shutdown on May 9, 2008. Consequently, all expense items in the Statement of Operations are classified as “mine shutdown costs” from February 22 to March 31, 2008, as opposed to “cost of gold sold” (where these costs are captured in the Statement of Operations prior to the shutdown).

As the Company was not operating a producing goldmine in Q1 2007, certain comparisons between Q1 2008 and Q1 2007 are not valid. The Company began operating a producing goldmine on June 20, 2007 (the date the Company acquired Queenstake and its Jerritt Canyon mine).

Gold sales:
The Company realized gold sales of $21,789 during Q1 2008 on sales of 25,590 ounces of gold. Jerritt Canyon ore yielded 14,890 ounces while third party ore yielded 10,700 ounces. The average price realized during Q1 2008 on gold produced from Jerritt Canyon ore was $880 per ounce, while the average price realized during Q1 2008 on gold produced from third party ore was $811 per ounce.

Gross margin – mining operations:
The Company had a negative gross margin on gold sales of $619 in Q1 2008. The cash cost per ounce in Q1 2008 was $881 per ounce. The cash cost per ounce calculation includes the cash cost of producing gold during the period from January 1, 2008 to February 22, 2008. The Company produced 8,055 ounces of gold from Jerritt Canyon ore during Q1 2008.

Temporary shutdown costs:
The Company incurred certain expenditures during the mine and mill shutdown period that will benefit the operations beyond the upcoming year and these costs have been capitalized (see “Investing activities” section at the end of this section). Expenditures that do not have a future economic benefit to the Company beyond the upcoming year have been included in the Statement of Operations as “temporary shutdown costs” in the amount of $4,360.

Management believes the mine and mill shutdown of this duration is likely a one-time event that will not be recurring in future years, as the operations were shut down for almost three months. Management plans on shutting down the mill during future years for approximately two weeks per annum to perform annual maintenance on the milling facility.

Depreciation, depletion and amortization:
The Company had $3,361 in depreciation, depletion and amortization in Q1 2008. Depletion for Q1 2008 is significantly less than Q3 2007 and Q4 2007 (the first two full quarters that Jerritt Canyon mining operations were included in the financial statement of the Company) as depletion is driven by the number of ounces mined during the quarter from Jerritt Canyon underground mines and there were only 12,801 ounces mined during Q1 2008 as a result of the shutdown. This compares with 31,939 ounces mined in Q3 2007 and 25,892 ounces mined in Q4 2007.

Depreciation expense was not impacted by the shutdown of the mines and mill during Q1 2008 as this expense is not driven by production, but by the passage of time.

General and administrative expenses:
The Company incurred $1,088 in general and administrative expenses during Q1 2008 compared with $449 in Q1 2007. The operations of the Company are much more complex in Q1 2008 than they were in Q1 2007 (Queenstake was not acquired until late Q2 2007). Increased costs associated with administering a business in two countries, the addition of numerous employees, an increase in financial and taxation compliance and an increase in legal and corporate governance costs have all been major factors in the increased general and administrative expense of the Company.

Investment and Other Income:
The Company earned $948 of interest income in Q1 2008 compared to $131 in Q1 2007. This is driven by two factors – (1) the Company had a much larger average treasury balance in Q1 2008 than in Q1 2007 and (2) the Company earned interest on the commutation account (restricted funds) in Q1 2008 and had no such fund in Q1 2007 as this was acquired in the Queenstake combination.

Income taxes:
During Q1 2008 the Company recognized a future income tax recovery of $4.3M (Q1 2007 – Nil), an effective rate of 32.7% on losses before income tax. This is due to the recognition of future income tax assets arising from an increase in tax losses available to offset future income as well as differences in the timing of the deductibility of forward contract losses within the Company’s US subsidiary.

Financing activities:
The Company did not have any significant financing activities during Q1 2008. The only financing activity involving share capital of the Company was the exercise of 100,000 stock options which injected $82 into the Company’s cash balance.

Investing activities:
The shutdown of mining and milling operations at the Jerritt Canyon mine in Q1 2008 enabled management to address numerous infrastructure issues, in addition to expenditures of a capital nature that would normally be incurred on a quarterly basis. Approximately $16.5M of capital spending occurred during Q1 2008, of which approximately $12.1M related to the Jerritt Canyon mine and approximately $4.4M related to the Ketza River project. During Q1 2007, the Company incurred capital expenditures on the Ketza River project of approximately $2.3M (see following exhibit):

Yukon-Nevada Gold Corp. – comparative summary of first quarter capital expenditures:

	Q1 2008	Q1 2007

Mine capital expenditures - Jerritt Canyon mine	4,249	NA
Mill and equipment capital expenditures - Jerritt Canyon mine	5,835	NA
Exploration expenditures - Jerritt Canyon mine	2,042	NA
Exploration expenditures - Ketza River project	4,346	2,277
	16,472	2,277

LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

During Q1 2008, the Company had a decrease in cash and cash equivalents of approximately $23.5M, as a result of the following activities:

Operations:
The Company recorded a net loss of $8,884 in Q1 2008 which, adjusted for non-cash items, resulted in cash outflows of $5,475.

The Company had a working capital balance of $31,488 including cash of $17,620 and accounts receivable and prepaid expenses of $14,014. Included in the accounts receivable balance is approximately $8.4M that was paid by the Company in Q1 2008 comprised of (a) approximately $5.1M of funds temporarily pledged with the state governmental agency in Nevada and (b) $3.3M of deposits relating to forward gold sales. Management anticipates that this $8.4M will be returned to the Company in the second quarter of 2008.

The aforementioned events are the primary reasons that $4,914 was used in non-cash working capital from December 31, 2007 to March 31, 2008. The loss from operations, after adjustments for non-cash items, combined with the change in non-cash working capital, resulted in cash outflows from operating activities of $10,389.

The mill and mine shutdown for the last half of Q1 2008 had an adverse impact on cash flow from operations. As the commercial gold mining and milling operations were shut down approximately a month into the second quarter of 2008, management anticipates that the second quarter will not yield positive cash from operations. However, the work done during the prolonged shut-down should enable management to operate more efficiently into the second half of 2008 and into the future and generate positive cash flow.

Investing:
The Company increased expenditures during Q1 2008 on investing activities, as a result of the mine and mill shutdown, than was envisioned by management at the inception of the quarter. The shutdown, while having an adverse impact on cash flow, enabled the Company to address aspects of the mining and milling operations in need of capital investment. Capital spending on the mines, mill and equipment during Q1 2008 at Jerritt Canyon totaled $10,084.

Exploration expenditures at Jerritt Canyon during Q1 2008 totaled $2,042. The majority of this spending was on activity near existing ore-bodies that are currently being mined, though will not be mineable within a year.

Exploration expenditures at the Ketza River project during Q1 2008 totaled $4,346. These expenditures were funded by “cash restricted for future exploration” and therefore, had no impact on unrestricted cash.

In total, the Company invested $13,004, adjusted for restricted cash utilization, on capital at the Jerritt Canyon mine and the Ketza River project in Q1 2008.

Financing:

The Company did not receive or spend significant amounts of cash as a result of financing activities during Q1 2008. The Company made capital lease payments totaling $243 and received $82 upon the exercise of stock options.

Capital resources:

The Company had a cash balance of $17,620 as of March 31, 2008 which contributed to a working capital balance of $31,488. Management invests excess cash, both Canadian and US dollars, in “banker’s acceptances” and “bearer deposit” notes issued by major Canadian chartered banks.

Shortly after the hiring of the new Vice-President of Mining (Mr. David Drips) in February 2008, management worked on an updated strategic plan for the next 10 years at the Jerritt Canyon mine, with particular focus on the timeframe ending December 31, 2009. Management is planning to increase the tons of ore, and consequently the number of ounces, produced from the Jerritt Canyon property while decreasing the number of ounces produced from ore purchased from third parties. These plans will involve a certain level of capital spending at the Jerritt Canyon mine over the next couple of years. Management is currently investigating financing alternatives to ensure the cash is in place to facilitate the production expansion plans.

The Company had $1,187 in “cash restricted for future exploration” (part of “Restricted funds” on the balance sheet) as of March 31, 2008. This represents the unspent portion of the flow-through financing in October 2007 that raised C$10M for exploration on the Ketza River project and other exploration activity in Canada. The Company raised an additional C$20.1M in early May 2008 via the issuance of 10,050,000 flow-through shares at a price of C$2.00 per share. These restricted funds must be spent by the Company, in accordance with the flow-through share agreement by the end of 2009.

A pre-feasibility study is being conducted on the Ketza River project that is scheduled for completion on June 30, 2008. The results of this study will assist management in determining the course of action for the Ketza River project. Management anticipates that the Ketza River project, combined with other exploration projects in Canada, will utilize the entire $C20.1M by the end of 2009.

OUTLOOK

Jerritt Canyon

Management anticipates that the Jerritt Canyon mine will produce gold from its own ore at an annualized rate of 120,000 ounces per year. The mine shutdown from mid Q1 2008 to early Q2 2008 will result in the production of approximately 75,000 to 85,000 ounces of gold in 2008 from Jerritt Canyon ore. Management is projecting annual production from Jerritt Canyon ore to be in excess of 140,000 ounces in 2009. Management anticipates ramping up production to approximately 200,000 ounces per annum for several years beyond 2009 from Jerritt Canyon ore, based on existing reserves and resources at the Jerritt Canyon mine.

The production of gold from ore purchased from third parties will continue at a rate of 100,000 ounces per year, for the remainder of 2008, while recognizing that this amount is heavily dependent on the grade of the ore delivered for purchase.

Unfavorable weather conditions will cease to have a significant impact on production through the drying circuit as we take steps to minimize their possible impact. This impact will still be felt through the first two quarters of the year. Management will continue with the planning of the implementation of the expansion of both the drying and dry grinding circuits.

Significant changes in operational management and the internal promotion of one of our mining engineers to focus on the feasibility study required for the start up of Starvation Canyon are seen as key moves on the path towards production expansion at Jerritt Canyon.

The Company is budgeting to spend approximately $1M per month on exploration in Jerritt Canyon during the remainder of 2008.

Ketza River

We will continue with the various studies required for the permitting of this project. The internal promotion of one of our mining engineers to focus on the feasibility studies required for the start up of Starvation Canyon and the Ketza River project is seen as a key move on the path towards restarting production at the Ketza River mine site. The internal promotion of one of our more experienced employees to become Manager of Employee Training will ensure that we have the qualified employees for this production operation when they are required.

Drilling for metallurgical samples in the areas of the four planned open pits has taken place in the first part of 2008 and geotechnical drilling of the areas for pit wall design is presently being carried out.

Further drilling for expansion and delineation of the proposed open pits will continue through the year, with expenditures of approximately $1.4M per month until the completion of the pre-feasibility work scheduled for mid-2008.

Silver Valley

Geophysical work during 2007 produced very promising results that will enable us to look forward to a very successful exploration season starting in the second quarter of 2008.

Financing

Management is currently assessing financing options to fund the Jerritt Canyon production expansion plans. The magnitude of this financing will be determined by the Board of Directors, with debt being the preferred option.

Acquisitions

The corporate strategic plan calls for growth by acquisition of late stage development or operating properties. Several properties and corporations are always being reviewed as part of this process.

Gold prices
(all information relating to gold prices is based on the London pm fix)

The average price of gold in the past 8 quarters is as follows ($US per troy ounce):

Q2 2006	$628
Q3 2006	$622
Q4 2006	$614
Q1 2007	$650
Q2 2007	$667
Q3 2007	$680
Q4 2007	$786
Q1 2008	$925

During Q1 2008, the price of gold (per the London pm fix) ranged from a low of $846.75 to a high of $1,011.25. The price of gold closed up 12% at the end of Q1 2008 from the end of Q4 2007. Management is encouraged by the upward trend in the price of gold.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2008.

NON-GAAP FINANCIAL MEASURES

Cash cost per ounce is a measure management uses to monitor the cost of producing an ounce of gold extracted from the Company’s property in Jerritt Canyon. This does not include the impact on costs of ore purchased from third parties, nor does it include inventory adjustments required to match cost of sales to sales.

The following is a reconciliation of cash cost per ounce produced from mined ore to “Cost of gold sold” in the Statement of Operations for Q1 2008:

Cash cost per ounce of gold produced – Q1 2008
Yukon-Nevada Gold Corp. – Jerritt Canyon Mine

Cost of gold sold – per interim Statement of Operations	22,408
Less:
Third party ore processing costs included in Cost of gold sold	(14,018)
Production royalties	(153)
Refining costs	(16)
Gold inventory cash cost changes required to adjust from cost of sales to cost of production	(1,128)
Total cash cost of gold produced in Q1 2008	7,093

Gold produced from Jerritt Canyon ore (troy ounces) – Q1 2008	8,055

Cash cost per troy ounce of gold produced – Jerritt Canyon - Q108	$881

RELATED PARTY TRANSACTIONS

The Company paid a total of $nil in Q1 2008 (2007 - $69) for management services to a company owned by the President of the Company. Effective June 1, 2007, the President’s compensation has been included in the “general and administration” category on the statement of operations.

The Company paid a total of $38 in 2007 (2006 – $52) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination has been substantially completed as of March 31, 2008. The Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation. The income tax asset and liability valuation has yet to be completed as the Company has engaged external taxation professionals to conduct a FIN-48 review of the Company’s US tax position.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets are evaluated and if future realization is not considered more likely than not a valuation allowance is provided.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Capital disclosures

On January 1, 2008 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook) Handbook Section 1535, Capital Disclosures (section 1535). The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. As the standard under section 1535 are for disclosure purposes only, the adoption did not have an impact Company’s operating results.

Financial instruments

On January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (section 3862) and CICA Handbook Section 3863 – Financial Instruments – Presentation (section 3863). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 15. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. The adoption of these standards did not have an impact on the Company’s operating results.

Inventories

On January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This section provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. This section also provides guidance on the reversal of write-downs previously taken and introduces the requirement for the allocation of overhead cost based on normal capacity. Due to the mill closure during the quarter, the Company experience below normal production levels and $7.4 million of operating costs that would have previously been capitalized to inventory were expensed under this standard.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. We continue to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore, forward sales contracts, and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

The Company engages in the forward sale of gold produced from ore purchased from third parties. This practice ensures the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. Under CICA Section 3855 these forward contracts qualify as derivative financial instruments and should be recorded at fair value on the balance sheet, with changes in fair value recorded in the statement of operations. As of March 31, 2008 the Company had entered into forward gold sales contracts to deliver 41,600 ounces of gold at a weighted average price of $838 per ounce with a mark-to-market loss of $2,956. The fair value is based on forward contracts with similar maturity dates as at March 31, 2008.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility:
The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

Potentially fallibility of gold reserve and resources estimates:
Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project as of December 31, 2007. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years prior to 2007 on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk:
Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Department of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine. The Environmental Manager at Jerritt Canyon has been empowered to shut-down any facet of the Jerritt Canyon operation if there is any environmental concern to be addressed.

Safety risk:
The mining business can present some significant safety risks during all phases of project/mine life. The Company has taken steps to mitigate these risks, of which the most significant has been the hiring of David Drips, the Company’s new VP Mining, effective February 4, 2008. Mr. Drips has overseen numerous underground mining operations in the past 15 years in countries with significantly worse mine safety records than the USA and Canada. One of his first orders of business was to take a safety based approach to all aspects of the Jerritt Canyon operation and empowering the Safety Manager at Jerritt Canyon to suspend any facet of the Jerritt Canyon operation if there are safety concerns.

Political risk:
The mining business is subject to political risk, which varies considerably from country to country and, on a lesser scale, from jurisdiction to jurisdiction within a given country. Management has mitigated this risk by limiting its operations to North America. While no jurisdiction is perfect, North America is very politically stable.

Human resource constraints:
The mining business has seen a boom in activity in the past few years due to large commodity price increases for virtually all commodities. This has resulted in a shortage of qualified mining personnel, exploration personnel and contractors for certain mining and exploration services. The Company has mitigated this risk by adopting an attitude of team-building in an effort to make the Company an attractive place to work.

Ability to raise capital:
The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the location of future gold-bearing ore bodies.

Exploration for future gold resources and reserves:
Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of May 9, 2008:

Common shares issued and outstanding	185,320,430

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	25,027,132	$3.24	3.73
Agents' options	1,798,725	$2.10	1.12
Stock options	9,903,000	$1.84	3.36
Fully diluted common shares	222,049,287

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified, in the past, an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. This weakness was identified as of December 31, 2006 and has been mitigated during 2007 and the first quarter of 2008 by adding additional finance staff at the Company’s corporate head office.

With respect to the acquisition of Queenstake, management has documented the financial processes in place but has yet to test them and assess their effectiveness.

Management has determined that there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting and the preparation of financial statements, subsequent to the completion of the interim period ending March 31, 2008.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.